UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

ARIAD Pharmaceuticals, Inc.

(Name of Subject Company)

KIKU MERGER CO., INC.

(Offeror)

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

04033A100

(CUSIP Number of Class of Securities)

James Kehoe

Takeda Pharmaceutical Company Limited

12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668

Tel: +81 3 3278-2111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Paul J. Shim

Kimberly R. Spoerri

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,898,591,936	$567,746.81

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 194,580,850 shares of common stock, par value $0.001 per share, of ARIAD Pharmaceuticals, Inc. multiplied by the offer price of $24.00 per share, (ii) 9,236,071 shares subject to issuance pursuant to granted and outstanding stock options multiplied by $15.11 (which is calculated by subtracting $8.89, the weighted average price of all outstanding stock options, from the offer price of $24.00 per share), (iii) 1,901,731 shares subject to issuance pursuant to granted and outstanding restricted stock units multiplied by the offer price of $24.00 per share, (iv) 1,788,540 shares subject to issuance pursuant to granted and outstanding performance stock units at the greater of (A) the target level of performance for each such performance stock unit and (B) the estimated actual level of performance determined as of January 13, 2017, multiplied by the offer price of $24.00 per share, and (v) 22,000 shares estimated to be subject to outstanding purchase rights under ARIAD’s 2007 Employee Stock Purchase Plan multiplied by the offer price of $24.00 per share. The calculation of the filing fee is based on information provided by ARIAD as of January 13, 2017.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $567,746.81 Form or Registration No: Schedule TO	Filing Party: Kiku Merger Co., Inc. and Takeda Pharmaceutical Company Limited Date Filed: January 19, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Kiku Merger Co., Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Takeda”), with the Securities and Exchange Commission on January 19, 2017 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of ARIAD Pharmaceuticals, Inc., a Delaware corporation (“ARIAD”), at a price of $24.00 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

(1)	The fourth paragraph of the Offer to Purchase is amended and supplemented by adding the following sentences at the end of the paragraph:

“The Regulatory Condition has been satisfied by the early termination of the waiting period effective January 30, 2017. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(2)	The fourth paragraph of the Introduction to the Offer to Purchase is amended and supplemented by adding the following sentences at the end of the paragraph:

“The Regulatory Condition has been satisfied by the early termination of the waiting period effective January 30, 2017. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(3)	Section 15 – “Conditions of the Offer” of the Offer to Purchase is amended and supplemented by adding the following sentences after the last paragraph of Section 15:

“The Regulatory Condition has been satisfied by the early termination of the waiting period effective January 30, 2017. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(4)	The second paragraph of the subsection titled “Compliance with the HSR Act” in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase, as such paragraph was amended by Amendment No. 1 to the Schedule TO filed with the SEC on January 24, 2017, is amended and supplemented by adding the following sentences to the end of the paragraph:

“On January 30, 2017, the FTC granted early termination of the required waiting period under the HSR Act with respect to the Offer. Accordingly, the Regulatory Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(5)	The subsection titled “Litigation” in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and supplemented by replacing the current disclosure in its entirety to read as follows:

“Three purported class action complaints related to the Merger have been filed in the United States District Court for the District of Massachusetts on behalf of putative classes of ARIAD’s public shareholders. The three complaints, all of which were filed on January 28, 2017, are captioned: Ventrice v. Ariad Pharmaceuticals, Inc., et al., Case No. 17 Civ. 10151; Pirouz v. Ariad Pharmaceuticals, Inc., et al., No. 17 Civ. 10152; and Baumann v. Ariad Pharmaceuticals, Inc., et al., Case No. 17 Civ. 10153. All three complaints name as defendants ARIAD and its directors, and two of the complaints (Bauman and Ventrice) also name Takeda and Purchaser as defendants. The complaints generally allege that ARIAD and its directors violated federal securities laws by failing to disclose material information in the Company’s January 19, 2017 Schedule 14D-9 Solicitation/Recommendation Statement. The Bauman and Ventrice complaints also allege that the omissions constitute violations of federal securities laws by Takeda and Purchaser. The complaints seek, among other things, injunctive relief preventing the consummation of the Merger, damages, and an award of plaintiffs’ expenses and attorneys’ fees. Defendants believe that the claims respectively asserted against them are without merit.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Christophe Weber
Name:	Christophe Weber
Title:	President and Chief Executive Officer

KIKU MERGER CO., INC.

By:	/s/ Christophe Bianchi
Name:	Christophe Bianchi
Title:	President

Dated: January 30, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 19, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on January 19, 2017.*

(a)(1)(G)	Press Release, dated January 9, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(H)	Press Release, dated January 9, 2017, as filed with the Tokyo Stock Exchange (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(I)	Tweet from January 9, 2017, by Takeda Oncology (@TakedaOncology) (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(J)	LinkedIn posting from January 9, 2017, by Takeda Oncology (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(K)	Facebook posting from January 9, 2017, by Takeda Oncology (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(L)	Letter, dated January 9, 2017, from Christophe Weber to employees of ARIAD Pharmaceuticals, Inc. (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(M)	Excerpts from presentation at J.P. Morgan Healthcare Conference 2017, dated January 9, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 10, 2017).*

(a)(1)(N)	Presentation Accompanying Conference Call, dated January 9, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 10, 2017).*

(a)(1)(O)	Excerpts from transcript of presentation at J.P. Morgan Healthcare Conference 2017, dated January 9, 2017, link available on Takeda’s external website (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 11, 2017).*

(a)(1)(P)	Transcript of Conference Call, dated January 9, 2017, available on Takeda’s external website (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 11, 2017).*

(a)(1)(Q)	Press Release, dated January 19, 2017.*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of January 8, 2017 between ARIAD Pharmaceuticals, Inc., Takeda Pharmaceutical Company Limited and Kiku Merger Co., Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ARIAD Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on January 10, 2017).*

(d)(2)	Confidentiality Agreement, dated as of December 18, 2016, between ARIAD Pharmaceuticals, Inc. and Takeda Pharmaceutical Company Limited.*

(d)(3)	Exclusivity Agreement, dated as of December 26, 2016, among ARIAD Pharmaceuticals, Inc. and Takeda Pharmaceutical Company Limited.*

(d)(4)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ARIAD Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on January 10, 2017).*

(g)	None.

(h)	None.

*	Previously filed.